UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.

(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414

Montreal, QC H4C 2Z6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Item 1.01 Entry into a Material Definitive Agreement.

On July 11, 2023, Siyata Mobile, Inc., (the “Company” or “we”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”) 51,450,000 of the Company’s common shares, no par value per share (the “Common Shares”), at a purchase price of $0.045 per Common Share. The Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The closing of the Offering occurred on July 13, 2023. The Offering resulted in gross proceeds to the Company of $2,315,250 before deducting the fees payable to Maxim Group LLC, as sole placement agent for the Offering (the “Placement Agent”), and certain related Offering expenses.

In addition, under the Purchase Agreement, the Company has agreed that for 30 days after the closing date, neither the Company nor any subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents except as may be permitted by the Placement Agent.

Additionally, in connection with the Offering, each of the officers and directors of the Company reaffirmed their lock-up agreements executed in connection with the Securities Purchase Agreement dated as of June 26, 2023, pursuant to which they agreed not to sell or transfer any of the Common Shares that they hold, subject to certain exceptions, during the 90-day period following the closing of the Offering.

The Common Shares were offered pursuant to a prospectus supplement, filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2023, to the Company’s effective shelf registration statement on Form F-3 (File No. 333-265998) (the “Registration Statement”), which was filed with the Commission on July 1, 2022 and was declared effective on July 18, 2022. Copies of the final prospectus relating to the Offering can be obtained at the Commission’s website at www.sec.gov.

Maxim Group LLC acted as the sole placement agent on a “reasonable best efforts” basis in connection with the Offering pursuant to a Placement Agency Agreement dated as of July 11, 2023 by and between the Company and the Placement Agent. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

As compensation for its services as exclusive placement agent for the Offering, the Placement Agent was paid a cash fee of 7.0% of the aggregate gross proceeds raised in the Offering and received reimbursement of $40,000 for its reasonable and documented fees and expenses of its legal counsel and other actual out-of-pocket expenses incurred in connection with the Offering.

The foregoing summaries of the Placement Agency Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents which are attached as Exhibits 1.1, and 10.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (the “Report”). and which are incorporated herein by reference.

Neither this Report nor the attached press releases shall constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 7.01. Regulation FD Disclosure.

On July 11th, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

The information and documents furnished in this section of this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement by and between Siyata Mobile Inc. and Maxim Group LLC dated July 11, 2023
10.1	Form of Securities Purchase Agreement by and between Siyata Mobile Inc. and the Purchasers dated July 11, 2023
99.1	Press Release dated July 11, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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